[LOGO GAMING & ENTERTAINMENT GROUP, INC.]

                         [GAMING & ENTERTAINMENT GROUP]

                                                Gregory L. Hrncir
                                                President
                                                Office: 702.407.2471
                                                E-mail: gregory@gaming-group.com



March 11, 2005

VIA EDGAR, FACSIMILE AND FEDERAL EXPRESS
----------------------------------------

Securities and Exchange Commission
Office of Small Business
450 Fifth Street, N.W.
Washington D.C.  20549
Attention: Elaine Wolff
           Jeffrey A. Shady

      RE:   GAMING & ENTERTAINMENT GROUP, INC.
            REGISTRATION STATEMENT ON FORM S-3
            COMMISSION FILE NO. 333-123149

Dear Ms. Wolff and Mr. Shady:

      On behalf of Gaming & Entertainment Group, Inc. (the "Company"), please find enclosed the Delaying Amendment (the "Delaying Amendment") to the Company's Registration Statement on Form S-3 (the "Registration Statement"). The Delaying Amendment has been marked to show revisions from the Registration Statement filed with the Securities and Exchange Commission (the "Commission") on March 4, 2005.

      Set forth below are the comments in your letter dated March 11, 2005 (the "Comment Letter") with respect to the Registration Statement and the responses of the Company to such comments.

General


1. Please revise the cover page of your registration statement to include a delaying amendment. We refer you to Rule 473 of Regulation C.

      The requested revision has been made to the cover page to the Delaying Amendment. The delaying amendment language inserted in the cover page is as follows:


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                       GAMING & ENTERTAINMENT GROUP, INC.
                      6757 SPENCER ST., LAS VEGAS, NV 89119
                  TELEPHONE 702.407.2471 FACSIMILE 702.407.2472

                    [LOGO GAMING & ENTERTAINMENT GROUP, INC.]

                         [GAMING & ENTERTAINMENT GROUP]

Securities and Exchange Commission
Office of Small Business
March 11, 2005
Page 2 of 2


      "The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine. The information in this prospectus is not complete and may be changed without notice. The Selling Stockholders may not sell these securities until the registration statement relating to these securities has been declared effective by the Securities and Exchange Commission. This prospectus is neither an offer to buy nor a solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is unlawful."

      If you should have any questions or comments with respect to any of the foregoing, please do not hesitate to contact the undersigned at either of the numbers set forth above.


                                       Very truly yours,

                                       /S/ Gregory L. Hrncir

                                       Gregory L. Hrncir

Enclosures

cc:   Robert Kim w/ enclosures

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                       GAMING & ENTERTAINMENT GROUP, INC.
                      6757 SPENCER ST., LAS VEGAS, NV 89119
                  TELEPHONE 702.407.2471 FACSIMILE 702.407.2472